Filed by Galaxy Digital Pubco Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 021-344546)

Galaxy Digital to Acquire BitGo to Form Pre-Eminent Global Provider of Digital Asset Financial Services for Institutions

Acquisition Makes Galaxy Digital the First Full-Service Financial Platform for Digital Assets Adding BitGo's Innovative Infrastructure Solutions to Our Industry-Defining Product Suite Galaxy to Undergo a Domestication Process on Intended Path to U.S. Listing Later this Year

NEW YORK AND SAN FRANCISCO, May 5, 2021 /PRNewswire/ - Galaxy Digital Holdings Ltd. (TSX: GLXY) ("Galaxy Digital" or the "Company"), a financial services and investment management innovator in the digital asset, cryptocurrency, and blockchain technology sectors, announced today that it has agreed to acquire BitGo, the leading independent digital assets infrastructure provider. The acquisition will position Galaxy Digital as a leading global full-service platform for institutions seeking access to the crypto economy, offering an unparalleled breadth of industry-leading products and services at scale.

"The acquisition of BitGo establishes Galaxy Digital as a one-stop-shop for institutions and significantly accelerates our mission to institutionalize digital asset ecosystems and blockchain technology," said Mike Novogratz, CEO and Founder of Galaxy Digital. "The power of the technology, solutions, and people we will have as a result of this acquisition will unlock unique value for our clients and drive long- term growth for our combined business. We are excited to welcome Mike Belshe and the talented BitGo team to Galaxy Digital."

BitGo was the first independent regulated custodian, purpose-built for digital assets. Since its founding in 2013, BitGo has been a pioneer in developing leading custody and wallet infrastructure products, financial products including prime lending, trading, and portfolio management, as well as tax solutions that mitigate risk and optimize capital efficiency. Today, it is a leading custody provider with over $40 billion of assets under custody, serving over 150 exchanges and over 400 institutional clients. BitGo processes over 30 billion monthly transactions, supports the custody of more than 400 coins and tokens and provides clients with the most comprehensive insurance available in the market.

BitGo's product suite is complementary to Galaxy Digital's existing offerings across Asset Management, Trading, Investment Banking, and Mining. The combined business will be uniquely positioned to serve the entirety of clients' financial services needs, whether they are storing assets or transacting. Galaxy Digital believes being best equipped to meet evolving client needs will be the defining factor for industry leadership.

"Joining Galaxy Digital represents an exciting new chapter for our business, as our current clients gain access to a wide set of financial solutions,” said BitGo CEO and Founder, Mike Belshe. “We will now be in a position to offer our best-in-class digital asset infrastructure capabilities to significantly more corporate, institutional, and high net worth investor clients."

Key Transaction Benefits

-	Introduces multiple new business lines to Galaxy Digital, including a regulated client custody solution from BitGo Trust Companies in South Dakota, New York, Switzerland and Germany.

-	Adds over 400 global net new clients to Galaxy Digital.

-	Diversifies the business with greater contribution from reoccurring revenue that is significantly less correlated with digital asset prices.

-	Institutional-grade levels of security and operational performance with SOC 1 Type 1 and Soc 2 Type 2 audits.

-	Accelerates product innovation and development capabilities by adding over 50 engineers and key product and security infrastructure personnel.

-	Expands the firm's geographic reach, with the addition of a West Coast office in San Francisco, as well as global offices and a significant international client base.

-	Immediate revenue synergy opportunities that, paired with the other strategic benefits, support the value of the acquisition.

Transaction Details

Under the terms of the merger agreement, the consideration to BitGo shareholders will consist of 33.8 million of newly issued shares of Galaxy Digital common stock and $265 million in cash, subject to certain adjustments and deferred purchase considerations, implying an aggregate transaction value of approximately $1.2 billion based on Galaxy Digital’s closing share price on May 4, 2021.

Galaxy Digital will use its balance sheet to fund the cash consideration, a significant portion of which will be deferred up to 12 months post-close. Additionally, Galaxy Digital will issue incremental shares of its common stock to BitGo’s shareholders in exchange for BitGo’s net digital assets at close.

BitGo shareholders will own approximately 10% of the pro forma company. Galaxy Digital to retain substantially all current BitGo employees and enter into employment agreements with key members of the management team. Upon closing Mike Belshe will join as Deputy CEO of Galaxy Digital and will become a member of the company’s Board of Directors.

The transaction has been approved by the boards of directors of both Galaxy Digital and BitGo. The acquisition is expected to close in the fourth quarter of 2021, subject to approval by Galaxy Digital’s shareholders of the domestication of Galaxy Digital as a Delaware corporation and the internal restructuring described below, as well as certain related matters and other acquisition-related closing conditions and regulatory approvals.

Webcast and Conference Call Information

The Company will host a conference call and webcast at 7:00 AM Eastern Time today to discuss the acquisition. To access the conference call, please dial 1-800-263-0877, Conference ID: 7186572 (US and Canada) and 1-646-828-8143, Conference ID: 7186572 (international). A replay of the call will be available until June 2, 2021, at +1-844-512-2921 (US and Canada) and 1-412-317-6671 (international). Confirmation code for the replay is 7186572.

A live audio webcast of the conference call will be available at https://investor.galaxydigital.io or directly at http://public.viavid.com/index.php?id=144855.

Reorganization and Domestication

Summary

Galaxy Digital also announced that its board of directors has approved a proposed reorganization and domestication (the “Reorganization”) of Galaxy Digital Holdings Ltd. (“Galaxy Digital”) and Galaxy Digital Holdings LP (“OpCo”). While the BitGo transaction is conditional on completion of the Reorganization, the Reorganization is not conditional on the BitGo transaction being completed.

Under the proposed terms of the Reorganization:

-	Galaxy Digital and OpCo will redomicile from the Cayman Islands to Delaware.

-	The Galaxy Group’s corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used Up-C structures in the United States. The Reorganization will include the following steps:

-	Galaxy Digital Pubco Inc., a new Delaware holding company, will be established and will become the successor public company of Galaxy Digital (“PubCo”), with all outstanding Galaxy Digital ordinary shares becoming Class A shares of PubCo.

-	Mike Novogratz, the CEO and Founder of Galaxy Digital, who currently controls the general partner of OpCo, will transfer control of OpCo’s general partner to PubCo.

-	PubCo will issue new voting securities to Mike Novogratz and other holders of Class B Units of OpCo that will entitle them to vote (but not hold any economic rights) at the PubCo level, as though they had converted their existing Class B Units of OpCo for shares of PubCo.

-	The “variable voting rights” attached to the ordinary shares of Galaxy Digital that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.

-	PubCo intends to apply to list its Class A shares on a U.S. national securities exchange.

Reasons for the Reorganization

The purpose and business reasons for the Reorganization include:

-	Expectation of enhanced shareholder value through increased access to U.S. capital markets, improved flexibility for future equity and debt capital market needs, and an increased profile for Galaxy Digital in the United States.

-	Normalization of Galaxy Digital’s corporate and capital structure.

-	Facilitation of the BitGo transaction.

-	Alignment of all stakeholders’ interests at the PubCo level.

As a result of the Reorganization, Mike Novogratz and other holders of Class B Units of OpCo will receive voting securities of PubCo entitling them to vote approximately 66% and 5%, respectively, of the total number of votes held by PubCo securityholders, calculated on a non-fully diluted basis (and prior to giving effect to the BitGo Acquisition). This is equal to the number of votes they would have if they converted their Class B Units into ordinary shares of Galaxy Digital today (assuming no US resident holder restrictions).

Special Committee Oversight

While the Reorganization is intended to normalize Galaxy Digital’s corporate and capital structure and align all stakeholders’ interests at the PubCo level, the issuance of a new voting security (albeit without economic rights) to Mike Novogratz and other current senior officers of Galaxy Digital who hold Class B Units of OpCo is a “related party transaction” pursuant to the Canadian Securities Administrators’ Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61- 101”). As a result, the Galaxy Digital board of directors formed a special committee of independent directors comprised of all of the directors of Galaxy Digital, other than Mike Novogratz (the “Special Committee”) to consider the Reorganization. The Special Committee retained independent counsel and an independent financial advisor. In consultation with these advisors, the Special Committee acting in good faith determined that the fair market value of each of (i) the new voting securities of PubCo to be issued to Mike Novogratz and other interested parties and (ii) the consideration to be received by PubCo (being the transfer of control of the general partner of OpCo) are not readily determinable but in any event are less than 25% of Galaxy Digital’s market capitalization (calculated in accordance with MI 61- 101). As a result, Galaxy Digital is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101.

Shareholder Approval

Under Cayman law, certain aspects of the Reorganization are required to be approved by not less than two-thirds of the shares voted at a meeting of holders of ordinary shares of Galaxy Digital.

Notwithstanding that no “majority of the minority” approval is required under MI 61-101, the Special Committee has determined to also seek such approval from ordinary shareholders of Galaxy Digital. The Reorganization is also subject to, among other things, approval from the TSX and declaration of effectiveness of a registration statement to be filed by Galaxy Digital and PubCo with the SEC.

Galaxy Digital will be mailing a management information circular to its shareholders in connection with the Reorganization, which will further detail the matters described above and provide an overview of the review and approval process adopted by the board of directors and the Special Committee in respect of the Reorganization.

Important U.S. Tax Information – Action Required by U.S. Shareholders

Galaxy Digital shareholders who are U.S. taxpayers should be aware that there may be significant and adverse U.S. federal income tax consequences of Galaxy Digital’s domestication from Cayman to Delaware unless they make certain elections on their originally filed U.S. federal income tax returns for 2020, due on May 17, 2021 (subject to allowable extensions) relating to Galaxy Digital’s PFIC status for 2020 and prior years. These consequences and, therefore, the need to take action apply to both direct and indirect holdings of Galaxy Digital shares. These elections are described in the notice posted by Galaxy Digital in March 2021 on its website at https://investor.galaxydigital.io/financials/annual- reports/default.aspx. Before filing their U.S. federal income tax returns for 2020, direct and indirect Galaxy Digital shareholders who are, or who have investors who are, U.S. taxpayers are urged to review the notice and to consult their tax advisors regarding the advisability of making these elections on their

U.S. federal income tax returns for 2020.

Advisors

Citi is serving as financial advisor to Galaxy Digital on the acquisition of BitGo. Galaxy Digital’s Investment Banking division also provided assistance on the transaction. Davis Polk & Wardwell LLP, Blake, Cassels & Graydon LLP and Maples and Calder LLP are serving as legal advisors to Galaxy Digital.

Qatalyst Partners is serving as financial advisor to BitGo. Sheppard, Mullin, Richter & Hampton LLP is serving as legal advisor to BitGo.

Fasken Martineau DuMoulin LLP and Jenner & Block LLP are serving as legal advisors, and Echelon Capital Markets are acting as financial advisor, to the Special Committee of Galaxy Digital in connection with the Reorganization.

About Galaxy Digital

Galaxy Digital (TSX: GLXY) is a diversified financial services and investment management company in the digital asset, cryptocurrency, and blockchain technology sectors. Galaxy Digital's team has extensive experience spanning investing, portfolio management, capital markets, venture capital, asset management, and blockchain technology. Galaxy Digital operates in the following businesses: Trading, Asset Management, Principal Investments, Investment Banking, and Mining. Galaxy Digital's CEO and Founder is Mike Novogratz. The Company is headquartered in New York City, with offices in Chicago, San Francisco, London, Amsterdam, Tokyo, Hong Kong, the Cayman Islands (registered office), and New Jersey.

About BitGo

BitGo is the leader in digital asset financial services, providing institutional investors with liquidity, custody, and security solutions. In 2018, it launched BitGo Trust Company, the first qualified custodian purpose-built for storing digital assets and established BitGo New York Trust in 2021. In 2020, BitGo launched Prime Trading and Lending and BitGo Portfolio and Tax, providing clients with a full-stack solution for digital assets. BitGo processes over 20% of all global Bitcoin transactions and supports custody for over 400 coins and tokens. BitGo's customer base includes the world's largest cryptocurrency exchanges and institutional investors and spans more than 50 countries. BitGo is backed by Goldman Sachs, Craft Ventures, Digital Currency Group, DRW, Galaxy Digital Ventures, Redpoint Ventures, and Valor Equity Partners.

Investors Relations Contacts	Media Relations Contact

Elsa Ballard	Eva Casanova
elsa.ballard@galaxydigital.io	media@galaxydigital.io
(212) 390-9216	(917) 847-4796

Steven Wald

steven.wald@galaxydigital.io

(212) 390-9216

Disclaimers

The TSX has neither approved nor disapproved the contents of this press release.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward- looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,”

“forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward- looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to:

(1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward- looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.